TOMOTSUNE & KIMURA

03 OCT 21 7:

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

03032735

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
October 17, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 10, 2003 and entitled "Notice Concerning Revision to Forecast of Interim Business Results"; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dlw 10/23

[Translation]

October 10, 2003

To whom it may concern

Nomura Research Institute, Ltd.
Rep.: Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

Notice Concerning Revision to Forecast of Interim Business Results

Notice is hereby provided that the forecast of interim business results for the year ending March 31, 2004 (April 1, 2003 through September 30, 2003), which was announced on April 28, 2003, has been revised as follows.

Contents

1. Revision to Forecast of Interim Business Results for the Year ending March 31, 2004 (April 1, 2003 through September 30, 2003)

(1) Consolidated Business Results

(Units: millions of yen)

	Sales	Operating Profit	Current Profit	Net Profit
Forecast (A)	112,000	11,000	11,100	6,200
Revised forecast (B)	113,300	12,100	12,400	7,800
Amount of increase/decrease (B-A)	1,300	1,100	1,300	1,600
Percentage of increase/decrease (%)	1.2	10.0	11.7	25.8
(For reference) Actual results for comparable period of prior year (six-months ended September 30, 2002)	113,774	13,178	13,334	7,897

(2) Non-Consolidated Business Results

(Units: millions of yen)

	Sales	Operating Profit	Current Profit	Net Profit
Forecast (A)	101,000	7,500	7,500	4,100
Revised forecast (B)	102,300	7,900	8,100	5,600
Amount of increase/decrease (B-A)	1,300	400	600	1,500
Percentage of increase/decrease (%)	1.3	5.3	8.0	36.6
(For reference) Actual results for comparable period of prior year (six-months ended September 30, 2002)	103,744	9,743	9,802	5,672

2. Reasons for Revision

The forecast of interim business results has been revised due to the facts that the operating profit was greater than originally expected, and an extraordinary profit, such as profit on sale of shares of related companies was recorded.

The business results in detail and the forecast of business results for the year ending March 31, 2004 (April 1, 2003 through March 31, 2004) will be announced at the time of announcement of interim settlement of accounts (October 31, 2003 (scheduled)).

(Note) The figures of the revised forecast on sales and profits are calculated based on the information that is available to the Company as of the date of this press release. Therefore, the actual figures of the results may be different from the revised forecast due to uncertain factors inherent therein and subsequent changes in business operations, etc.

[Contact]
Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on October 2, 2003. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.